Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), August 17th, 2021

Messrs.

Joaquín Cortez Huerta

President

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Dear Sirs:

The undersigned, on behalf of the closely held corporation (sociedad anónima cerrada) named Celulosa Arauco y Constitución S.A. (the “Company”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Santiago, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby communicates to you the following material information concerning the Company and its businesses, pursuant to the provisions of article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by this Commission for the Financial Market (the “Commission”):

As informed to the Commission through a material fact (hecho esencial) dated May 13, 2021, Forestal Arauco S.A., a subsidiary of the Company, executed, on May 12, 2021, a master agreement (the “Master Agreement”), by means of which it agreed to sell to Vista Hermosa Inversiones Forestales SpA, a company controlled by BTG Inversiones Forestales Fondo de Inversión, 461 forest properties for a total price of US$ 385,500,000 (three hundred and eighty-five million five hundred thousand United States dollars), plus the corresponding Value Added Tax (the “VAT”). As reported at that time, it is estimated that the transaction would generate a gain of approximately US$ 192,500,000 (one hundred ninety-two million five hundred thousand United States dollars) after taxes, as a result of the sale of all the forest properties.

The closing of the transaction was subject to the fulfillment of customary conditions precedent for this type of transactions, including the authorization by the antitrust authorities.

We hereby inform the Commission that the conditions precedent for the closing of the aforementioned transaction have been fulfilled and, as a result, on August 17, 2021, the parties therein have proceeded to execute the purchase and sale agreements of 430 properties as committed in the Master Agreement for a total price of US$ 343,668,296 (three hundred forty-three million six hundred sixty-eight thousand two hundred ninety-six United States dollars), plus the corresponding VAT.

Additionally, on August 17, 2021, the parties executed a timber supply and preferential right purchase agreement (contrato de suministro y opción preferente de compra de volumen pulpable de pino radiata), a firefighting services agreement (contrato de servicios de combate de incendios) and an agreement for transitional services for the management of operational tasks (contrato de servicios transitorios de administración de predios forestales y gestión de faenas operativas), among other documents. Finally, it shall be noted that the parties expect to execute the purchase and sale agreements of the remaining 31 properties provided that, for each of them, certain specific conditions precedent are met within the following months, in accordance with the Master Agreement.

Very truly yours,

Matías Domeyko Cassel

Chief Executive Officer

CELULOSA ARAUCO Y CONSTITUCION S.A.

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

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